Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number +1-212-455-2163	E-mail Address mbrod@stblaw.com

March 29, 2021

Daniel Morris, Esq.

Erin Jaskot, Esq.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nebula Caravel Acquisition Corp.—Registration Statement on Form S-4 (333-253110)

Ladies and Gentlemen:

On behalf of Nebula Caravel Acquisition Corp. (the “Company”), and in connection with the registration statement on Form S-4 (the “Registration Statement”) filed on February 12, 2021 and Amendment No. 1 to the Registration Statement filed on March 29, 2021 (“Amendment No. 1”), we are providing the following responses to the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Staff’s comments in its letter, dated March 17, 2021, relating to the Registration Statement (the “comment letter”). The Company has revised Amendment No. 1 in response to the comment letter, and to otherwise update its disclosure.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Form S-4

Cover Page

1.

Please revise to disclose the percentage ownership of the former Caravel stockholders, the sponsor and related parties, the former Rover stockholders, and the PIPE investors in New Rover under the minimum redemption and maximum redemption scenarios. In addition, disclose, if true, that the business combination vote may be influenced by Caravel’s sponsor, directors, officer, advisors, or affiliates purchasing shares in private transactions, in the open market, and under the Sponsor Backstop Subscription Agreement, including quantifying the impact on ownership if the full amount of the shares are purchased under such agreement.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 19 and 20.

2.	Please disclose the aggregate purchase price after adjustments using reasonable estimates for the adjustments listed here.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and also on pages 5, 6 and 18.

3.

Please disclose here, in the Questions and Answers, and elsewhere as appropriate that the market price of the common stock will fluctuate, and therefore Rover stockholders cannot be sure of the value of the shares of New Rover common stock they will receive. Please also disclose the cash value, the number of shares of Caravel Class A common stock, and the number of shares of Caravel Class A common stock issuable under the non-assignable right that will be issued for each share of Rover common stock and Rover preferred stock. Please clearly state the limit on the amount of cash consideration payable to Rover Stockholders, and how you will allocate cash payments if the cash election amount exceeds the cash consideration payable. Please also disclose here, and elsewhere throughout the registration statement, as appropriate, how the election of cash by holders of Rover will influence the consideration paid to, and the ownership in New Rover of, the Rover Stockholders who elect to receive common stock. Please also clarify in appropriate place(s) in your registration statement how the Rover shareholders will make such election and the relevant procedures for doing so.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and also on pages 5 to 9.

Questions and Answers, page 5

4.

Please revise to describe the contractual limitations on the parties’ ability to seek an alternate transaction. To the extent the business combination agreement contains prohibitions against pursuing alternative deals, subject to certain exceptions, please summarize the exceptions here. In addition, please describe the consequences if these terms are breached.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10.

What Will Rover Stockholders Receive In The Merger?, page 5

5.

Please revise the answer to provide an expanded summary of the earn-out provision including the relevant pricing milestones that must be achieved by New Rover in order for Rover stockholders to receive additional shares. In addition, please revise elsewhere in the Questions and Answers Section, as appropriate, to explain what founder shares and backstop shares are and to summarize the applicable vesting requirements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7.

Do Any Of Caravel’s Directors Or Officers Have Interests, page 10

6.	Please revise your disclosure here to include the following:

•	The market value of the founder shares that will be worthless if the transaction is not completed, including the specific value of the founder shares currently outstanding.

•	The market value of the private placement warrants purchased by the sponsor that will expire if the transaction is not completed;

•	The current market value of the shares that the Subscribers will receive in exchange for the $50 million PIPE investment; and

•	The value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that is subject to reimbursement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14.

Selected Historical Financial Information of Caravel, page 24

7.	Please either change the weighted average shares, basic and diluted to the actual number of 6,250,000 shares, or revise to state that they are in thousands.

In response to the Staff’s comment, the Company has revised the disclosure on page 29.

New Rover’s bylaws will designate a state or federal court…, page 71

8.

Please revise the third paragraph of this risk factor to clarify that plaintiffs that are unable to bring their claims in the judicial forum of their choosing may be required to incur additional costs in the pursuit of actions which are subject to the exclusive forum provisions contained in your proposed bylaws.

In response to the Staff’s comment, the Company has revised the disclosure on page 76.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

9.

For all the weighted average shares outstanding here and on page 89, please either revise to reflect the actual weighted average number of shares outstanding, or revise to state that they are in thousands.

In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 93.

Background of the Proposed Business Combination, page 103

10.

Refer to the fourth full paragraph on page 104. Despite your disclosure in this paragraph that you evaluated 100 potential targets, your narrative in this section appears to focus almost exclusively on the Rover transaction. Please expand your discussion to describe the methodology by which you selected 100 companies for initial review and how you ultimately pared that group to 20 targets for further consideration. Also, please expand your discussion in this section to describe the process utilized to evaluate the 20 potential targets. Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received. Your disclosure should clearly state why you deem the Rover transaction to be superior to available alternatives.

In response to the Staff’s comment, the Company has revised the disclosure on page 106.

11.

We note that Caravel’s shareholders are voting to approve the business combination, and essentially their equity ownership percentage in the post-combination company. Please revise this section to discuss in more detail how the equity ownership of the Caravel stockholders was negotiated and ultimately determined. In this regard, we note that much of your disclosure in this section is a chronology of meetings and proposed terms, but there are no specific details relating to the negotiations, the reason for such terms, each party’s position on the issues, and how you reached agreement on the final terms of the transaction, including the valuation and the equity ownership of Caravel stockholders. Please revise accordingly throughout this section. Please also address the reasons for, and the negotiations surrounding, the cash versus stock election, the adjustments to the aggregate purchase price, the contingent earn-out shares, the forfeiture of Founder Shares and the backstop equity backstop. To the extent that the earnout provision was necessary to bridge a valuation gap, please clearly state this and explain the gap.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 109.

12.

Please revise the final paragraph on page 104 to more fully explain the financing plans and anticipated capital needs that motivated Rover to pursue this transaction. In this regard, please address whether these needs became more acute in Fall 2020 such that sourcing a deal assumed greater urgency at that time. Also, please explain the basis upon which the board concluded that a business combination with a SPAC provided more attractive financing and growth opportunities than other available options such as a traditional initial public offering or merger with a public operating company.

In response to the Staff’s comment, the Company has revised the disclosure on page 107.

13.

Please expand the disclosure in this section to include a more detailed description of the negotiations which occurred between December 18, 2020 and December 31, 2020. Given the specificity of the initial term sheet provided on December 31, please describe the substance of the parties’ multiple conversations and discussions prior to that date. To the extent that basic terms and structure were negotiated at this preliminary stage, please describe those negotiations. In addition, provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings. Please see Item 14(b)(7) of Schedule 14A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 107 and 108.

14.

Your discussion in the final two full paragraphs at page 107 provides only a broad overview of the discussions related to the key terms identified in these paragraphs. Please revise to describe the substance of the negotiations, key points of disagreements, and how those disagreements were resolved. For example, you state that the definition of “material adverse effect” was negotiated; however, you have not described the pertinent issues raised during the negotiations. Similarly, your discussion of the negotiations related to the ancillary agreements also lacks specificity. Please revise to provide detailed disclosure of negotiations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 to 112.

15.

We note references to a management presentation conducted by Morgan Stanley in mid- January, and an updated investor presentation that was circulated by “representatives of Caravel” to the Caravel Board on January 31, 2021. Please clarify whether these presentations, or any other reports or presentations referred to in the prospectus, were provided by third parties. In this regard, we note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.

The Company respectfully notes for the Staff that Morgan Stanley did not represent Caravel in the transactions contemplated by the Business Combination Agreement and did not make any presentations to the Caravel board. The investor presentation that was reviewed by the Caravel board was a draft of the investor presentation that was filed by Caravel as Exhibit 99.2 to Caravel’s Current Report on Form 8-K dated February 11, 2021 and was not a third-party report, opinion or appraisal.

16.

We note that Mr. Van Buren and Mr. Gray provided the Caravel Board with a summary of the financial performance, financial projections, valuation, comparable companies and anticipated trading scenarios and considerations for the combined company, and that the

Board relied on such information in determining that the merger and transactions contemplated by the Business Combination Agreement were advisable and in the best interests of Caravel and its stockholders. Please revise to disclose the underlying information for the financial performance, comparable companies analysis, and anticipated trading scenarios so that investors can understand how this information supported the board’s recommendation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 117.

Recommendation of the Caravel Board of Directors, page 110

17.

Please expand upon the factors listed in this section to explain what in particular the Caravel Board considered with respect to each factor. For example, it is unclear how the board determined there were “appropriate valuations” or an “opportunity for operational improvements,” or what about Rover’s financial condition supported the Board’s recommendation. These are just examples.

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115.

Interests of Caravel’s Directors and Officers in the Merger, page 112

18.	Please include comparable disclosure for the directors and executive officers of Rover. Refer to Item 18(a)(5)(i) of Form S-4.

In response to the Staff’s comment, the Company has revised the disclosure on page 118.

Certain U.S Federal Income Tax Considerations, page 136

19.

We note your discussion of U.S. tax consequences in this section, and that you intend for the merger to be treated as a “reorganization” under Section 368(a) of the U.S. Code. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly, and please revise the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, in a subsequent amendment the Company will revise the disclosure and the exhibit index to indicate that a tax opinion and consent of counsel will be filed.

Information About Rover

Overview, page 164

20.

Please disclose the measure by which you are the world’s largest online marketplace for pet care. Please also explain what you consider the “next closest online marketplace,” and whether this marketplace is also focused on pet care, and how you determined the GBV of such online marketplace. Please make similar clarifications where you reference “online marketplaces.” We also note that you determined GBV based on available credit card data. Please disclose any limitations on the calculation of your GBV that comes from using credit card data.

In response to the Staff’s comment, the Company has revised the disclosure on pages 172, 180, 186 and 197.

21.

Please explain what it means that Rover is a “category leader” with ongoing improvements powered by “network effects.” Please also explain the market you are referring to when you state on page 171 that you have the largest number of high-quality pet providers.

The Company respectfully advises the Staff that “category leader” refers to the GBV of A Place for Rover, Inc. (“Rover”), which is ten times greater than the next largest online marketplace according to available credit card data, and “network effects” refers to Rover’s improved service to pet parents and pet sitters and additional users joining our platform. In response to the Staff’s comment, the Company has revised the disclosure on page 172.

22.	Where you reference the number of pet parents that have booked a service on Rover, please disclose whether these are unique users.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 172, 181 and 197.

Pets and Their Love in People’s Lives, page 165

23.	Please tell us how the statistics you cite here support that statement that nearly everyone in the United States has or has had a pet.

In response to the Staff’s comment, the Company has revised the disclosure on page 173.

Our Market Opportunity, page 166

24.

We note that the prospectus appears to include market and industry data derived from publications, surveys, and reports. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to our registration statement or tell us why you believe you are not required to do so.

The Company respectfully advises the Staff that no market or industry data was derived from publications, surveys or reports commissioned by the Company or Rover.

Our matching algorithm increases customer satisfaction, page 170

25.

Please provide additional detail about how you built, maintain, and update the algorithms used on your platform, including the extent to which these engineering services are provided in-house or outsourced to third-parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 179.

Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business and Non-GAAP Metrics

Adjusted EBITDA and Adjusted EBITDA Margin, page 193

26.

For Adjusted EBITDA Margin, please provide a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measure and its most directly comparable GAAP financial measure. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K. On a related matter, please change the sub-header on page 189 to “Key Business Metrics and Non-GAAP Financial Measures.”

In response to the Staff’s comment, the Company has revised the disclosure on page 200 to remove the references to Adjusted EBITDA Margin.

Impact of COVID-19, page 197

27.

We note, from your disclosures on page 191, that your cancellation rate was 9% of gross booking value in 2018 and 2019 and the cancellation rate for the nine months ended September 30, 2020 increased to 22% as a result of the COVID-19 pandemic. Given its significance and its significant increase over the periods presented, please expand your current disclosures to discuss the impact of COVID-19 pandemic on the cancellation rate and your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 205. The Company respectfully advises the Staff that Rover believes that new bookings, repeat bookings, and total GBV is the best measure of the impact of the COVID-19 pandemic.

Components of Results of Operations

Cost of Revenue, page 204

28.

We note Cost of Revenue includes customer claims and concessions for stay-related issues. Please tell us how you determined that customer claims and concessions should be accounted as costs of revenue rather than reductions of revenue citing relevant guidance in ASC 606. Please consider expanding your disclosure to clarify.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the indicated reference to customer concessions was incorrect and the Company has revised the disclosure on pages 211 and 215 to clarify that the costs recorded in Cost of Revenue relate to payments for the Rover Guarantee claims and references to concessions has been removed.

The Company advises the Staff that the Rover Guarantee is Rover’s commitment that if injuries or damages occur during a stay, Rover will make payments to pet service providers and/or pet parents to cover certain costs arising from such injuries or damages if the other party is unwilling or unable to cover such costs. The nature and amounts of such claims are not correlated with the fulfillment of Rover’s performance obligation for the facilitation of connections between pet service providers and pet parents or the related transaction consideration, and thus do not represent a refund of fees paid to Rover. Accordingly, Rover has classified the expenses related to the Rover Guarantee as costs of revenue rather than reduction of revenue. The amounts of expenses related to the Rover Guarantee were $1.8 million, $2.2 million, and $1.0 million for the years ended December 2018, 2019, and 2020, respectively, and $1.6 million and $0.9 million for the nine months ended September 30, 2019 and September 30, 2020, respectively and are not material to Rover’s consolidated financial results for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211 and 215.

Results of Operations, page 206

29.	Please quantify the amount of incentives given to pet parents that are recorded in marketing expense for each period presented and explain the nature of any material changes.

The Company respectfully advises the Staff that the amount of incentives (discounts) given to pet parents that are recorded in marketing expense totaled $2.0 million, $1.4 million, and $0.6 million for the years ended December 2018, 2019, and 2020, respectively, and $1.0 million and $0.5 million for the nine months ended September 30, 2019 and September 30, 2020, respectively. The amounts and changes for all periods presented were not material to Rover’s consolidated financial results.

In response to the Staff’s comment, the Company has revised the disclosure on pages 217 and 225 to remove the reference to such incentives (discounts) in marketing expenses as the amounts are not material for all periods presented.

A Place for Rover, Inc.

Consolidated Balance Sheets, page F-3

30.

With regards to pet parent deposits and pet service provider liabilities, please tell us whether there are any restrictions as to withdrawal or usage of the corresponding cash-on-hand. If so, please address the need to separately classify the corresponding cash-on-hand as restricted cash.

The Company respectfully advises the Staff that there are no legal restrictions as to withdrawal or usage of the cash-on-hand related to pet parent deposits and pet service provider liabilities.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition (Topic 606), page F-14

31.

You charge a fixed percentage service fee for each arrangement of pet services between the pet owner and the pet service provider. Please tell us and revise to disclose whether you charge a different fixed percentage service fee for each arrangement of pet services.

The Company respectfully advises the Staff that Rover charges a fixed percentage fee per transaction which was established at the time a pet parent or pet service provider joined the platform. Rover has increased the fee for new entrants over time, but has not adjusted the fee for prior marketplace entrants. Rover does not offer any volume discounts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 225 and F-14.

32.

You offer discounts, refunds, incentives, and promotions to pet owners and/or pet service providers. Please tell us and revise to disclose, in sufficient detail, how you estimate variable consideration when determining the transaction price in contracts with customers. Specifically, please explain the different forms of variable consideration included in your contracts with customers, how you estimated the variable consideration and whether the estimates were constrained. Refer to ASC 606-10-50-12(b), 50-12(d), 50-17 and 50-20.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Rover offers discounts to pet parents and incentives to pet service providers. Promotions refer to the same discounts to pet parents and incentives to pet service providers. Additionally, as noted in its response to comment 33 below, incentives to pet service providers are recorded as marketing expense and are immaterial for all periods presented. Accordingly, the Company has revised the disclosure on pages 39, 211, 225 and F-15 to clarify that revenue is recorded net of discounts to pet parents.

The Company respectfully advises the Staff that variable consideration primarily consists of potential post-transaction refunds. Discounts, which impact transaction price, are known at the time of booking and therefore do not represent variable consideration.

The Company respectfully advises the Staff that substantially all refunds are to pet parents and relate to the return of the pet parent deposit for the booking amount in connection with booking cancellations during the contractual cancellation period and prior to the start of the stay. Given the cancellation rights these returns of pet parent deposits, substantially all refunds occur before a customer contract exists under ASC 606 and before the time of recognition of revenue by Rover and therefore do not represent variable considerations.

On occasion, Rover has refunded amounts to pet parents in connection with a completed revenue transaction as a result of concessions for customer service matters. Rover considers customer refunds for a completed revenue transaction to be a form of variable consideration and these refunds totaled $1.1 million, $0.7 million, and $0.4 million for the years ended December 2018, 2019, and 2020, respectively and $0.7 million and $0.4 million for the nine months ended September 30, 2019 and September 30, 2020, respectively. These amounts were not material to Rover’s consolidated financial results for the periods presented.

33.

Reference is made to your disclosure regarding incentives to pet service providers on page F-15. Regarding incentives not recorded as a reduction of revenue, please tell us what these incentives are related to, where they are classified and what the amounts are in each period presented.

The Company respectfully advises the Staff that Rover offers incentives to pet service providers, such as referral incentives, as part of Rover’s marketing strategy to encourage the use of Rover’s platform and to attract new pet service providers. These incentives, included within marketing expenses, were less than $160,000 in each of the periods presented and were not material to Rover’s consolidated financial statements.

The Company has revised the disclosure on pages 39, 211, 217, 225 and F-15 to remove reference to the incentives offered to pet service providers.

Cost of Revenue, page F-15

34.

We note that you distinguish expenses between Cost of Revenue that are directly attributable to revenue, and Service Operations which includes costs associated with your service operations team and third-party costs related to outsourced support providers. Please tell us how you determined which costs are presented in each category and how you concluded that the expenses presented in Service Operations are not directly attributable to revenue and therefore included in Cost of Revenue.

The Company respectfully advises the Staff that pet parent and pet service provider customer support is provided by Rover internal and external resources who service both pet parents and pet service providers. For pet parents, this includes support during the sign-up or pre-booking process, during the booking or stay and post-stay. Support includes addressing comments and questions and acting as a resource for the day-to-day operations related to booking services in alignment with Rover’s guidelines. Similar to pet parent support, pet service provider support occurs during sign-up or before accepting any booking, during the booking or stay and after delivery of the pet care service. These costs are not separately managed or tracked for activities before, during, or after bookings and stays take place.

The main objective of Rover’s support function is to enhance the pet parent and pet service provider experience rather than to address issues normally encountered in the earnings process. Rover believes these support services maintain pet parent and pet service provider loyalty, garner repeat business and encourage pet parent and pet service provider engagement. As such, Rover believes these costs are appropriately classified as operations and support costs.

The Company further notes that these operations and support costs are generally fixed costs that do not have a direct correlation to the volume of marketplace service transactions on Rover’s platform and the costs are comprised of the following: payroll, employee benefits, stock-based compensation and other personnel-related costs associated with Rover’s service operations team, and third-party costs related to outsourced support providers. Additionally, the amount of support costs and compensation expenses paid to operations teams for support, including onboarding costs related to new pet parents and pet service providers, generally do not vary with the change in booking volume in a given reporting period.

Note 4. Revenue Recognition, page F-23

35.

We note there is no disaggregated revenue information in the filing. Please tell us in detail how you considered the guidance in paragraphs ASC 606-10-55-89 through 55-91 with respect to the disclosure requirements of ASC 606-10-50-5.

The Company respectfully acknowledges the Staff’s comment. Rover evaluated the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 and determined that additional disclosures of disaggregated net revenue by service type were not meaningfully helpful to understand Rover’s business activities, historical performance, or future prospects. When evaluating the disclosure requirements, Rover first looked to measurements that depict the nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors.

Rover operates an online marketplace that provides a platform for pet parents and pet service providers to communicate and arrange for pet services such as overnight services, including boarding and in-home pet sitting, as well as daytime services, including doggy daycare, dog walking, drop-in visits, and grooming. Rover derives its revenue principally from pet parents’ and pet service providers’ use of Rover’s platform to offer, book and fulfill pet services. Additionally, Rover earns an immaterial amount of revenue from other services, such as fees paid by pet service providers for background checks in order to use its platform.

Rover strives to provide the best customer experience to pet parents and pet service providers through the assortment of service offerings which can be offered and booked through Rover’s platform. Each service offering available through its platform is aimed at appealing to the same broad range of pet parents and pet service providers. Rover’s performance obligation to facilitate a connection between pet service providers and pet parents through its platform is the same regardless of the type of service booked. The performance obligation is satisfied at a point-in-time when the connection has been completed, which is when the pet service provider and pet parent have completed a booking, any relevant cancellation period has lapsed, and the pet services have begun. Based on these considerations, Rover believes that it does not have multiple offerings for purposes of ASC 606-10-55-89, which have varying nature, amount, timing and uncertainty of revenues and cash flows, other than minor service offerings such as the facilitation of background checks which are immaterial to Rover’s financial statements. Rover also notes that its key business metrics such as revenues, number of bookings and gross booking values are all presented and discussed on an aggregate basis.

Rover also evaluated the categories stated in ASC 606-10-55-91 as follows:

1.

Type of good or service: As noted above, the only material service that Rover provides to its customers is to facilitate a connection between pet service providers and pet parents through its platform.

2.

Geographical region: While Rover currently operates its platform in the United States, Canada and Europe, as disclosed in Note 2 to its consolidated financial statements, substantially all revenue is attributed to fees from pet parent and pet service providers based in the United States.

3.	Market or type of customer: Each service available through Rover’s platform is aimed at appealing to the same broad range of pet parents and pet service providers.

4.

Type of contract and contract duration: Rover does not have long-term contracts with its customers but rather executes transactions with customers based on standard terms and conditions. Each pet parent places a booking through Rover’s platform, and once that connection has been completed, Rover has satisfied its related performance obligation to both the pet parent and the pet service provider.

5.	Sales Channel: Rover’s service is only offered through its platform.

Based on these considerations, Rover believes that its consolidated financial statements, as included in the Registration Statement, meet the disclosure requirements of ASC 606-10-50-5.

General

36.	Please revise to provide quantitative and qualitative disclosures about market risk in accordance with Item 17(b)(10) of Form S-4 and Item 305 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 224.

* * * * * * *

Please call me (212) 455-2163 if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ Mark A. Brod

Mark A. Brod

cc:	Stephen Kim

Adam Phippen

Securities and Exchange Commission

Rufina Adams, Chief Financial Officer

Nebula Caravel Acquisition Corp.

Atif Azher

Simpson Thacher & Bartlett LLP

Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati